UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

On February 5, 2021, Mr. Bruce Hemphill, a member of the Board of Directors (the "Board") of Aspen Insurance Holdings Limited (the “Company”) notified the Company that he was resigning from the Board with immediate effect. Mr. Hemphill’s resignation follows his appointment as Chief Executive Officer of Catalina Holdings (Bermuda) Ltd. and is not the result of any disagreement with the Company. The Company thanks Mr. Hemphill for his strong contributions during his time as a director and wishes him success in his new role.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: February 12, 2021	By:	/s/ Kevin Chidwick
	Name:	Kevin Chidwick
	Title:	Chief Financial Officer